





ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Kattiya Indaravijaya
Executive Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.081/2010

May 19, 2010

SEC
Mail Processing
Section
MAY 19 2010
Washington, DC
122

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Kattiya I.

dw 5/24

Summary Statement of Assets and Liabilities [1/]

As of 30 April 2010

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



Assets	Baht	Liabilities	Baht
Cash	27,697,135,286.33	Deposits	1,023,118,290,980.71
Interbank and money market items	184,420,541,576.90	Interbank and money market items	134,170,081,761.60
Investments, net	217,530,008,961.80	Liabilities payable on demand	11,919,209,395.93
(with obligations Baht 104,681,125,202.15)		Borrowings	98,537,803,733.04
Credit advances (net of allowance for doubtful accounts)	921,653,625,622.03	Financial institution's liabilities under acceptances	536,896,488.96
Accrued interest receivables	1,046,538,773.92	Other liabilities	54,020,128,327.78
Properties foreclosed, net	11,625,984,365.90	Total liabilities	1,322,302,410,688.02
Customers' liabilities under acceptances	536,896,488.96		
Premises and equipment, net	32,987,942,847.52		
Other assets, net	48,486,387,920.98	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	81,102,536,220.62
		Other reserves and profit and loss account	18,647,513,005.70
		Total shareholders' equity	123,682,651,156.32
Total Assets	1,445,985,061,844.34	Total Liabilities and Shareholders' Equity	1,445,985,061,844.34
Customers' liabilities under unmatured bills	8,512,535,168.31	Financial institution's liabilities under unmatured bills	8,512,535,168.31
Total	1,454,497,597,012.65	Total	1,454,497,597,012.65

	Baht
Non-Performing Loans 2/(net) as of 31 March 2010 (Quarterly)	16,492,530,234.68
(1.62 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 31 March 2010 (Quarterly)	25,423,280,962.41
Actual provisioning for loan loss, as of 31 March 2010 (Quarterly)	34,450,312,244.05
Loans to related parties	53,820,589,275.58
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,540,382,787.41
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	155,343,601,861.55
Changes in assets and liabilities this quarter as of 30 April 2010 due to fine from violating the Financial Institution Business Act B.E. 2551, Section.......	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,485,468,568.61
Letters of credit	21,087,058,895.06

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 March 2010 (Quarterly) 34,154,636,679.44

(3.29 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Disclosure of capital maintenance information under the Notification of the Bank of Thailand

Re: Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure	Website of the Bank under Investor Relations section at http://www.kasikornbank.com/EN/Investors/Pages/Investors.aspx
Date of disclosure	28 April 2010
Information as of	31 December 2009